UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

THE DEWEY ELECTRONICS CORPORATION
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

252063102000
(CUSIP Number)

John H.D. Dewey
The Dewey Electronics Corporation
27 Muller Road
Oakland, New Jersey 07436

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Ocotober 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box __ .



SCHEDULE 13D
CUSIP No. 252063102000

Page 2 of 4 Pages



1  NAME OF REPORTING PERSON:  JOHN H. D. DEWEY


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) __
	(b) _X_

3  SEC USE ONLY

4  SOURCE OF FUNDS:  NOT APPLICABLE

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) __

6  CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER:  69, 317

8  SHARED VOTING POWER: 0

9  SOLE DISPOSITIVE POWER:  69,317

10  SHARED DISPOSITIVE POWER: 0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 69,317

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  _X_

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.05%

14  TYPE OF REPORTING PERSON: IN





Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of The Dewey Electronics Corporation, a New York corporation (the
"Company"). The address of the Company's principal executive offices is 27 Muller Road, Oakland, New Jersey 07436.

Item 2.  Identity and Background

This statement is being filed by John H. D. Dewey. Mr. Dewey is President and Chief Executive Officer of the Company, and his business address is 27 Muller Road, Oakland, New Jersey 07436.

During the last five years, Mr. Dewey (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Dewey is a United States citizen.

Item 3.  Source and Amount of Funds

Not applicable - see Item 4.

Item 4.  Purpose of Transaction

Mr. Dewey's compensation from the Company for the fiscal year ended June 30, 2003 included the grant, under the Company's 1998 Stock Option Plan, of options to purchase 12,000 shares of Common Stock at a price of $3.93 per share. Of such amount, (1) options to purchase 6,000 shares of Common Stock are currently exercisable and (2) options to purchase 6,000 shares of Common Stock will become exercisable on December 11, 2004. If not previously exercised, Mr. Dewey's stock options will terminate on December 10, 2013. Mr. Dewey is filing this statement on Schedule 13D solely because the stock options referred to in clause (2) above are exercisable within 60 days of October 12, 2004 and, accordingly, the underlying shares of Common Stock are now deemed to be beneficially owned by Mr. Dewey pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Such shares, when added to the other shares of Common Stock reported as beneficially owned by Mr. Dewey in Item 5 below, equal approximately 5.05% of the Common Stock outstanding as of October 12, 2004.

Mr. Dewey has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that Mr. Dewey may from time to time acquire shares of Common Stock, including by exercise of his stock options, or dispose of Shares, depending upon his personal investment goals, the market price of the Common Stock, the exercise of his responsibilities as trustee with respect to the Trust Shares (as defined in Item 5 below), and other factors. Mr. Dewey is also an executive officer and director of the Company.

Item 5.  Interest in Securities of the Company

(a) and (b) Mr. Dewey beneficially owns 69,317 shares of Common Stock (the "Shares"), consisting of (i) 30,059 shares of Common Stock of which Mr. Dewey is the record owner, (ii) 12,000 shares of Common Stock issuable upon exercisable of the stock options referred to in Item 4 above and (iii) 27,258 shares of Common Stock owned of record by a trust for the benefit of a daughter of Frances D. Dewey, of which Mr. Dewey is the sole trustee (the "Trust Shares"). The Shares represent approximately 5.05% of the 1,359,531 shares of Common Stock outstanding as of October 12, 2004. Mr. Dewey has sole voting power and sole dispositive power with respect to the Shares.

Mr. Dewey's mother, Frances D. Dewey, the Chairperson and
Secretary of the Company, beneficially owns 574,383 shares of Common Stock. Mr. Dewey disclaims any beneficial interest in the shares of Common Stock beneficially owned by Mrs. Dewey.

(c)	Transactions in the Common Stock effected during the
past 60 days by Mr. Dewey:  None

(d)	Except for the Trust Shares, no other person has the
right to receive or the power to direct the receipt of dividends from, or the profits from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as may be elsewhere described in this statement on
Schedule 13D, Mr. Dewey does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits

Exhibit 1: 1998 Stock Option Plan, as amended (incorporated by reference from the Company's Definitive Proxy Statement for the 2001 annual meeting of stockholders).



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


Dated:  October 21, 2004



/s/ John H.D. Dewey
John H.D. Dewey